Filed by Clear Channel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Clear Channel Communications, Inc.
Commission File No.: 333-151345

CLEAR CHANNEL COMMUNICATIONS, INC.

FREQUENTLY ASKED QUESTIONS

TREATMENT OF RESTRICTED SHARES OF COMMON STOCK
IN OUR MERGER WITH BT TRIPLE CROWN MERGER CO., INC.
(A WHOLLY OWNED SUBSIDIARY OF CC MEDIA HOLDINGS, INC.)

JUNE 25, 2008

We have prepared these Frequently Asked Questions, or FAQ, to respond to questions you may have with respect to the treatment of your restricted shares of common stock of Clear Channel Communications, Inc., hereafter referred to as “restricted shares,” in the merger of Clear Channel Communications, Inc. and BT Triple Crown Merger Co., Inc., an indirect wholly owned subsidiary of CC Media Holdings, Inc. This FAQ does not apply to restricted shares that were granted to you after April 30, 2007 and any references to “restricted shares” do not refer to such post-April 30, 2007 grants.

This FAQ is presented in a question-and-answer format. We refer to Clear Channel Communications, Inc., together with its subsidiaries, as “Clear Channel,” “we,” “our,” “ours,” and “us,” we refer to BT Triple Crown Merger Co., Inc., as “Merger Sub” and we refer to CC Media Holdings, Inc., as “Holdings.”

Any questions you may have after reading this FAQ or any requests for assistance or for additional documents should be made to Bridget Cornelius, CCP, Director of Compensation at (210) 832-3516.

Important Notice

We are not making any recommendation to you with respect to any of the alternatives listed below, and we have not authorized any person to make any recommendation to you on our behalf. We strongly urge you to consult with your tax advisor regarding the tax consequences of the merger to you, including the effects of United States federal, state and local, foreign and other tax laws.

ENCLOSED IS A COPY OF OUR PROXY STATEMENT/PROSPECTUS WHICH PROVIDES INFORMATION ABOUT THE MERGER. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, YOU ARE URGED TO READ OUR PROXY STATEMENT/PROSPECTUS AND ALL OTHER DOCUMENTS REGARDING THE MERGER, CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. YOU MAY OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, IF YOU WISH TO RECEIVE A COPY OF THESE MATERIALS, WITHOUT CHARGE, YOU SHOULD SUBMIT THIS REQUEST TO CLEAR CHANNEL’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK, 10022 OR BY CALLING INNISFREE TOLL-FREE AT (877) 456-3427.

THE MERGER

Q1:	What is the proposed transaction?

A1:	The proposed transaction is the merger of Clear Channel with Merger Sub, a company formed by private equity funds sponsored by Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. In the merger, Merger Sub will merge with and into Clear Channel and Clear Channel will be the surviving corporation and will become an indirect wholly owned subsidiary of Holdings. Depending upon the number of shares of Class A common stock of Holdings that shareholders and optionholders elect to receive in the merger as part of the Merger Consideration (as defined below) and assuming that no additional equity consideration (as described below) is issued, up to 30% of the outstanding capital stock and voting power of Holdings will be held by former Clear Channel shareholders and optionholders immediately following the merger.

Q2:	When do you expect the merger to be completed?

A2:	We anticipate that the merger will be completed by the end of July 2008, assuming satisfaction or waiver of all of the conditions to the merger. However, because the merger is subject to certain conditions the exact timing and likelihood of the completion of the merger cannot be predicted. Unless amended after the date hereof, the merger agreement is subject to termination by either party after December 31, 2008 if the merger has not been consummated, except that under certain circumstances that date may be extended.

Q3:	What happens if the merger is not consummated?

A3:	If the merger is not completed for any reason, you will not receive any payment for your restricted shares in connection with the merger. This is true whether or not you send us the Form of Election (Restricted Shares) or the Letter of Transmittal (Restricted Shares). We will remain an independent public company, our shares of common stock will continue to be listed and traded on the NYSE and your restricted shares will remain outstanding (and will continue to vest in accordance with their terms).

Q4:	If I hold restricted shares, may I vote at the special meeting of shareholders?

A4:	Yes. You are entitled to vote any shares of Clear Channel common stock (whether or not restricted) held by you at 5:00 p.m. New York City Time, on June 19, 2008, the record date for the special meeting of shareholders, at the special meeting.

Q5:	If I hold Clear Channel stock options, what do I need to do?

A5:	This FAQ only addresses restricted shares. This FAQ does not address Clear Channel options. If you hold Clear Channel options, you will receive a separate mailing that addresses the treatment of your options in the merger.

Q6:	Where can I get additional information regarding the merger?

A6:	For more information regarding the merger, you should review the proxy statement/prospectus prepared by Holdings and Clear Channel as filed with the Securities and Exchange Commission (the “SEC”). We have enclosed a copy of the proxy statement/prospectus with this FAQ. If you need an additional copy, you may obtain a copy from: Clear Channel Communications, Inc., 200 East Basse Road, San Antonio, Texas 78209, Attention: Investor Relations Department. You may also make a request by telephone at (210) 832-3315 between the hours of 9:00 A.M. and 5:00 P.M., Central Daylight Time, Monday through Friday.

TREATMENT OF RESTRICTED STOCK

Q1:	How will my restricted shares be treated in the merger?

A1:	Except as described below, each restricted share you hold that is outstanding as of the time of the merger will become fully vested and will be treated in the same manner as all other shares of Clear Channel common stock outstanding at the time of the merger. Some or all of the restricted shares that you hold on the record date may vest in the ordinary course prior to the Election Deadline (as defined in the answer to Question 8 below). This FAQ does not apply to any restricted shares scheduled to vest before the Election Deadline. You should include any restricted shares scheduled to vest before the Election Deadline (as reduced by the number of shares used to satisfy your tax withholding obligation) in the Form of Election (Stock) that you will complete for your unrestricted shares (and which you will receive in a separate mailing). Restricted shares scheduled to vest after the Election Deadline should be included in the Form of Election (Restricted Shares) enclosed with this FAQ.

This FAQ also does not apply to any restricted shares that were granted to you after April 30, 2007 (“Post-April Restricted Shares”). Post-April Restricted Shares will be converted into restricted shares of Holdings Class A common stock immediately prior to the merger and will continue to be subject to the vesting schedule and other terms and conditions described in your restricted stock agreement. DO NOT INCLUDE ANY POST-APRIL RESTRICTED SHARES IN THE ELECTIONS DESCRIBED IN THE ANSWER TO QUESTION 2 BELOW.

Q2:	What will I receive in the merger for my restricted shares?

A2:	You may elect one of the following alternatives for each restricted share you hold on the record date that is not scheduled to vest prior to the Election Deadline (other than Post-April Restricted Shares — see the answer to Question 1 above):

Alternative 1 (which we refer to as a “Cash Election”): $36.00 per share cash consideration, without interest (which we refer to as the “Cash Consideration”); or

Alternative 2 (which we refer to as a “Stock Election”): one share of Holdings Class A common stock (which we refer to as the “Stock Consideration”).

You may make a Cash Election or Stock Election (on a share-by-share basis) for each eligible restricted share, subject to the prorations and individual cap as described in the proxy statement/prospectus and the reduction in the number of restricted shares to satisfy your tax withholding obligations, as described in footnote 1 and the answer to Question 12 below.[1]

A Stock Election is purely voluntary. You are not required to make a Stock Election. A Stock Election is an investment decision which involves significant risks. Our board of directors makes no recommendation as to whether you should make a Stock Election and makes no recommendation regarding the Holdings Class A common stock. For a discussion of risks associated with the ownership of Holdings Class A common stock see “Risk Factors” beginning on page 31 of the proxy statement/prospectus. You are urged to read our proxy statement/prospectus and all other documents regarding the merger, carefully in their entirety, because they contain important information about the proposed transaction.

If you do not make an election with respect to any of your shares of restricted stock, you will be deemed to have made a Cash Election with respect to those shares.

Q3:	Is there an aggregate limit on the number of shares of Clear Channel common stock and options to purchase Clear Channel common stock that may be exchanged for Class A common stock of Holdings in the merger?

A3:	Yes. The merger agreement provides that no more than 30% of the total shares of common stock of Holdings are issuable in exchange for shares of Clear Channel common stock (including shares issuable upon conversion of outstanding options) pursuant to Stock Elections.

Q4:	Is there an individual limit on the number of shares of Clear Channel common stock and options to purchase Clear Channel stock that may be exchanged for Class A common stock of Holdings by each Clear Channel shareholder or optionholder?

A4:	Yes. No holder of Clear Channel common shares or options who makes a Stock Election, may receive more than 11,111,112 shares of Class A common stock of Holdings immediately following the merger, which we refer to as the “Individual Cap.” Any shares of common stock or options that are not converted into Stock Consideration due to the Individual Cap will be reallocated to other shareholders or optionholders who have

1 The number of restricted shares you currently hold is a gross number, while the per share merger consideration you are eligible to receive will be paid based on a net number of restricted shares calculated as follows: the number of restricted shares of Clear Channel common stock held by you less the number of shares having a value equal to any required tax withholding. With respect to restricted shares that vest upon closing of the merger, taxes will be calculated based on the cash consideration of $36.00; and with respect to restricted shares that vest between the Election Deadline and the closing of the merger, taxes will be calculated based on the fair market value of Clear Channel common stock on the date of vesting. Please see the answer to Question 12 below.

made an election to receive Stock Consideration but have not reached the Individual Cap. Any shares that are not converted into Stock Consideration as a result of the Individual Cap will be converted into Cash Consideration, subject to the issuance of any additional equity consideration, if applicable. Unless a beneficial holder of Clear Channel shares submits a request in writing to the Paying Agent prior to 5:00 p.m., New York City time, on July 17, 2008, the fifth business day immediately preceding the date of the special meeting, to have the Individual Cap apply with respect to all Clear Channel shares beneficially owned by such holder and provides information necessary to verify such beneficial ownership, the Individual Cap will apply, in the case of shares represented by physical stock certificates, to each holder of record of those Clear Channel shares, and in the case of book-entry shares, to each account in which those Clear Channel shares are held on the books of the applicable brokerage firm or other similar institutions.

Q5:	Might I be issued Class A common stock of Holdings despite the fact that I elected to receive cash in exchange for my shares of Clear Channel stock in the merger?

A5:	Yes. In limited circumstances, shareholders electing to receive Cash Consideration for some or all of their shares, on a pro rata basis, will be issued shares of Holdings Class A common stock in exchange for some of their shares of Clear Channel common stock for which they make a Cash Election, up to a cap of 1/36th of the total number of shares of Clear Channel common stock for which such shareholder makes a Cash Election (rounded down to the nearest whole share). Accordingly, shareholders electing to receive Cash Consideration may receive up to $1.00 per share in Holdings Class A common stock and the remainder in cash.

Q6:	Will I receive additional Merger Consideration if the merger closes after November 1, 2008?

A6:	Yes. The revised merger agreement provides for a two-tiered “ticking fee.” If the merger is completed after November 1, 2008, but on or before December 1, 2008, you will receive additional per share consideration based upon the number of days elapsed since November 1, 2008 (including November 1, 2008), equal to $36.00 multiplied by 4.5% per annum, per share. If the merger is completed after December 1, 2008, the ticking fee will increase and you will receive additional per share consideration based on the number of days elapsed since December 1, 2008 (including December 1, 2008), equal to $36.00 multiplied by 6% per annum, per share (plus the additional per share consideration accrued during November 2008). The ticking fee (if any) will be paid to all shareholders regardless of whether they make a Cash Election or a Stock Election. The total amount of Cash Consideration, Stock Consideration, and additional merger consideration paid in the merger is referred to as the “Merger Consideration.”

Q7:	Where can I find information about Holdings for purposes of making my election?

A7:	The proxy statement/prospectus contains information about Holdings and other information relevant to making a Stock Election. You are urged to carefully read the proxy statement/prospectus before making your election.

Q8:	How do I make a Stock Election or a Cash Election?

A8:	If you elect to receive Stock Consideration for some or all of your restricted shares, you must complete, sign, date and return the enclosed Form of Election (Restricted Shares) and Letter of Transmittal (Restricted Shares) no later than 5:00 p.m. New York City Time, on July 17, 2008 (the “Election Deadline”).

If you elect to receive Cash Consideration for all of your restricted shares, you will receive a Letter of Transmittal following the closing of the merger that you must complete, sign, date and return in order to receive your Cash Consideration.

Q9:	If I make a Stock Election, will I be issued fractional shares of Class A common stock of Holdings in the merger?

A9:	No. If you make a Stock Election, you will not receive any fractional share in the merger. Instead, you will be paid cash for any fractional share you would have otherwise received as Stock Consideration based upon the Cash Consideration price of $36.00 per share, taking into account all shares for which you elected Stock Consideration.

Q10:	Will the shares of Holdings Class A common stock be listed on a national securities exchange?

A10:	No. Shares of Holdings Class A common stock will not be listed on the New York Stock Exchange or any other national securities exchange. It is anticipated that, following the merger, the shares of Holdings Class A common stock will be quoted on the Over-the-Counter Bulletin Board. Holdings has agreed to register the Class A common stock under the Securities Exchange Act of 1934, as amended, and to file periodic reports (including reports on Form 10-K, 10-Q and 8-K) for at least two years following the merger.

Q11:	Do I need to be employed by Clear Channel on the effective date of the merger to receive the Merger Consideration for my restricted shares as part of the merger?

A11:	Unless your restricted shares vest in the ordinary course prior to the date of the merger, you must be employed by us on the date of the merger in order to receive the Merger Consideration for your unvested restricted shares as part of the merger. If your employment terminates prior to the date of the merger, any then unvested restricted shares will expire on the date your employment terminates and you will receive no Merger Consideration with respect to any expired restricted shares.

Q12:	Do I need to make any payment to Clear Channel for the withholding taxes payable upon the vesting of my eligible restricted shares when I deliver the Form of Election (Restricted Shares)?

A12:	No. Generally, in connection with the vesting of your restricted shares you must pay us an amount equal to the estimated federal, state, local, or other income, excise, or employment taxes subject to withholding by us with respect to the vesting of your restricted shares. With respect to the vesting of your eligible restricted shares in connection with the merger, however, we will satisfy this withholding obligation by withholding that number of restricted shares having a fair market value equal to the amount of the estimated withholding obligation (computed at the required minimum statutory rates). We will make the computations for you. For example, assume you hold 100 restricted shares. If the estimated Federal income tax withholding rate is 25% and the Merger Consideration has a cash value of $36.00 per share, we will be obligated to withhold $9.00 per share ($900). Since the value of 25 shares equals $900 ($36.00 x 25=$900), you will be deemed to have surrendered 25 restricted shares to satisfy this withholding obligation. You will receive the full amount of the Merger Consideration for the remaining 75 restricted shares. In other words, once the merger is effective, in this example, even though you held 100 restricted shares immediately prior to the merger, after withholding, you will be entitled to receive the Merger Consideration that a holder of 75 shares of our common stock would be entitled to in the merger. Note that the 25% rate used in this example reflects only the flat 25% withholding rate for supplemental wages and does not include Social Security, Medicare and state taxes (if applicable), which will also be withheld by the method described above. We will also reduce the amount of any additional merger consideration by any required tax withholding.

Q13:	How do I know how many restricted shares I hold?

A13:	A summary of your restricted share holdings, including the dates on which such shares are scheduled to vest, is available at http://www.ubs.com/onesource/CCU.

Q14:	Will I continue to receive quarterly dividends on my restricted shares?

A14:	No, you will not continue to receive quarterly dividends between now and the close of the merger.

FORM OF ELECTION (RESTRICTED SHARES), LETTER OF TRANSMITTAL (RESTRICTED SHARES) AND ELECTION DEADLINE

Q1:	What is a Form of Election?

A1:	You will receive a Form of Election (Restricted Shares) together with this FAQ. It is a legal document clearly marked, “Form of Election (Restricted Shares),” at the top of the page. If you did not receive this form of election or need another copy, please contact: Bridget Cornelius, CCP, Director of Compensation at (210) 832-3516.

Q2:	What is a letter of transmittal?

A2:	You will receive a Letter of Transmittal (Restricted Shares) together with this FAQ. It is a legal document clearly marked “Letter of Transmittal (Restricted Shares),” at the top of the page. If you did not receive a letter of transmittal or need another copy, please contact: Bridget Cornelius, CCP, Director of Compensation at (210) 832-3516.

Q3:	What happens if I don’t make an election?

A3:	If you do not make an election with respect to any of your restricted shares, you will be deemed to have made a Cash Election with respect to such restricted shares.

Q4:	Where do I send my Form of Election (Restricted Shares) and Letter of Transmittal (Restricted Shares)?

A4:	Please deliver your completed, signed and dated Form of Election (Restricted Shares) and Letter of Transmittal (Restricted Shares) to the following address: Clear Channel Communications, Inc., 200 E. Basse, San Antonio, Texas 78209, Attention: Bridget Cornelius, CCP, Director of Compensation. The method of delivery of the Form of Election (Restricted Shares), Letter of Transmittal (Restricted Shares) and any other documents is at your election and risk. You should allow sufficient time to ensure timely delivery and, in any event, no later than the Election Deadline. Delivery will be deemed made when we actually receive the Form of Election (Restricted Shares) and Letter of Transmittal (Restricted Shares).

Q5:	Can I change my election after I have submitted a Form of Election (Restricted Shares)?

A5:	You may change your election after you have submitted a Form of Election (Restricted Shares) by delivering to us at any time prior to the Election Deadline a new, properly completed Form of Election (Restricted Shares). From and after the Election Deadline, your election will be irrevocable (i.e., you will not be able to change or revoke your election).

Q6:	If I return a completed, signed and dated Form of Election (Restricted Shares) and Letter of Transmittal (Restricted Shares), is Clear Channel obligated to make the payments described herein to me?

A6:	No. If we do not complete the merger, which in part depends on the approval of the merger by our shareholders, we will not be required to make any payment to you with respect to your restricted shares. In such a case, your restricted shares will continue in effect without modification.

U.S. FEDERAL INCOME TAXES

IRS Circular 230 Notice Requirement. This communication is not given in the form of a covered opinion, within the meaning of Circular 230 issued by the United States Secretary of the Treasury. Thus, we are required to inform you that you cannot rely upon any tax advice contained in this communication for the purpose of avoiding United States federal tax penalties. In addition, any tax advice contained in this communication may not be used to promote, market or recommend a transaction to another party.

Q1:	Is vesting of my restricted shares in the merger a taxable event?

A1:	Yes. You will be taxed at ordinary Federal income tax rates on the fair market value of each restricted share that becomes vested as a result of the merger. Taxes will be withheld at the applicable supplemental wage rate (a flat rate of 25% until supplemental wages exceed $1 million, at which point the withholding rate increases to 35%). Social security, Medicare and state taxes (if applicable) will also be withheld with respect to the vesting of your restricted shares. Because taxes will be withheld at the supplemental wage rate, it is possible that you will owe taxes in connection with the vesting of your restricted shares in addition to the amounts withheld at the time of the merger.

Clear Channel cannot provide you with tax advice (and is not hereby providing you such advice). We recommend that you consult your own tax advisor to determine the specific tax considerations and tax consequences relevant to you.

YOU SHOULD HAVE RECEIVED A COPY OF OUR PROXY STATEMENT/PROSPECTUS WHICH PROVIDES INFORMATION ABOUT THE MERGER. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, YOU ARE URGED TO READ OUR PROXY STATEMENT/PROSPECTUS AND ALL OTHER DOCUMENTS REGARDING THE MERGER, CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. YOU MAY OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AT THE SEC’S WEBSITE AT HTPP://WWW.SEC.GOV. IN ADDITION, IF YOU WISH TO RECEIVE A COPY OF THESE MATERIALS, WITHOUT CHARGE, YOU SHOULD SUBMIT THIS REQUEST TO CCU’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK, 10022 OR BY CALLING INNISFREE TOLL-FREE AT (877) 456-3427.

If you have any questions regarding the enclosed documents, please contact Bridget Cornelius, CCP, Director of Compensation at (210) 832-3516.